FINANCIAL STATEMENTS

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
As of October 14, 2010 and for the periods from June 23, 2010 to October 14, 2010, April 20, 2010 (inception) to June 22, 2010, and April 20, 2010 (inception) to October 14, 2010
With Report of Independent Registered Public Accounting Firm

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Cazador Acquisition Corporation Ltd.:

We have audited the accompanying balance sheet of Cazador Acquisition Corporation Ltd. — a development stage company (the “Company”) as of October 14, 2010 and the related statements of operations, changes in shareholders' equity, and cash flows for the periods from June 23, 2010 to October 14, 2010, April 20, 2010 (inception) to June 22, 2010 and April 20, 2010 (inception) to October 14, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cazador Acquisition Corporation Ltd. — a development stage company as of October 14, 2010, and the results of its operations and its cash flows for the periods from June 23, 2010 to October 14, 2010, April 20, 2010 (inception) to June 22, 2010 and April 20, 2010 (inception) to October 14, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

San Juan, Puerto Rico
October 21, 2010.

Stamp No. 2562462 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Balance Sheet
(In United States Dollars)

October 14, 2010
Assets
Current assets
Cash	$674,268
Restricted cash held in trust	46,165,000
Prepaid expenses	109,004
Total assets	$46,948,272

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$191,388
Due to related party	146,599
Total liabilities	337,987

Ordinary shares, subject to possible repurchase, 2,295,400 shares stated at
repurchase price of $10.036	23,036,634

Shareholders' equity
Preferred shares, $0.0001 par value, 1,000,000 shares authorized,
no shares issued and outstanding	-
Ordinary shares, $0.0001 par value, 100,000,000 shares authorized,
5,750,000 shares issued and outstanding	345
Additional paid-in capital	23,590,223
Deficit accumulated during the development stage	(16,917)
Total shareholders' equity	23,573,651
Total liabilities and shareholders' equity	$46,948,272

See notes to financial statements.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Statements of Operations
(In United States Dollars)

			For the period
	For the period	For the period	from April 20, 2010
	from	from April 20, 2010	(inception)
	June 23, 2010 to	(inception)	to
	October 14, 2010	to June 22, 2010	October 14, 2010
Operating expenses
Formation and operating costs	$3,621	$13,296	$16,917
Net loss	$(3,621)	$(13,296)	$(16,917)
Weighted average shares outstanding	1,450,421	1,437,500
Basic and diluted net loss per share	$(0.00)	$(0.01)

See notes to financial statements.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Statements of Changes in Shareholders’ Equity
(In United States Dollars)

				Deficit
			Additional	accumulated during the
	Ordinary shares		paid-in	development	Shareholders'
	Shares	Amount	capital	stage	equity
Ordinary shares issued at
$0.01739 per share	1,437,500	$144	$24,856	$-	$25,000
Net loss	-	-	-	(13,296)	(13,296)
Balance at June 22, 2010	1,437,500	144	24,856	(13,296)	11,704
Ordinary shares repurchased
from the sponsor	(287,500)	(29)	28	-	(1)
Sale of 4,600,000 ordinary shares, net
of underwriters' commissions and
offering expenses (includes
2,295,400 shares subject to
possible repurchase)	4,600,000	460	44,431,743	-	44,432,203
Proceeds subject to possible
repurchase of 2,295,400 shares	-	(230)	(23,036,404)	-	(23,036,634)
Proceeds from issuance of private
placement warrants	-	-	2,170,000	-	2,170,000
Net loss for the period from
June 23, 2010 to October 14, 2010	-	-	-	(3,621)	(3,621)
Balance at October 14, 2010	5,750,000	$345	$23,590,223	$(16,917)	$23,573,651

See notes to financial statements.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Statements of Cash Flows
(In United States Dollars)

			For the period
	For the period	For the period	from April 20, 2010
	from	from April 20, 2010	(inception)
	June 23, 2010 to	(inception)	to
	October 14, 2010	to June 22, 2010	October 14, 2010
Cash Flows from Operating Activities
Net loss	$(3,621)	$(13,296)	$(16,917)
Adjustments to reconcile net loss to net cash provided by operating activities:
Increase in prepaid expenses	(109,004)	-	(109,004)
Increase in accounts payable	191,388	13,296	204,684
Net cash provided by operating activities	78,763	-	78,763
Cash Flows from Investing Activities
Cash placed in trust	(46,165,000)	-	(46,165,000)
Net cash used in investing activities	(46,165,000)	-	(46,165,000)
Cash Flows from Financing Activities
Proceeds from sale of sponsor's ordinary shares	-	25,000	25,000
Proceeds from sale of warrants in private placement	2,170,000	-	2,170,000
Proceeds from initial public offering	46,000,000	-	46,000,000
Payment of underwriters discount and offering costs	(1,434,594)	-	(1,434,594)
Repurchase of sponsor's ordinary shares	(1)	-	(1)
Proceeds from sale of underwiters option	100	-	100
Net cash provided by financing activities	46,735,505	25,000	46,760,505
Net increase in cash	649,268	25,000	674,268
Cash at beginning of period	25,000	-	-
Cash at end of period	$674,268	$25,000	$674,268

See notes to financial statements.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Statements of Cash Flows (continued)
(In United States Dollars)

			For the period
	For the period	For the period	from
	from	from April 20, 2010	April 20, 2010
	June 23, 2010 to	(inception)	(inception) to
Supplemental Cash Flow Disclosures	October 14, 2010	to June 22, 2010	October 14, 2010
Offering costs paid for by a related party on behalf of the Company	$103,303	$30,000	$133,303
Formation costs paid for by a related party on behalf of the Company	$13,296	$-	$13,296

See notes to financial statements.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Notes to Financial Statements
(In United States Dollars)

1.	Organization and plan of business operations

Cazador Acquisition Corporation Ltd. (the “Company”) is a newly organized blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share capital exchange, asset acquisition, share purchase, reorganization or similar business combination (the “Business Combination”). The Company is a wholly owned subsidiary of Cazador Sub Holdings Ltd. (the “Sponsor”), a company incorporated as a Cayman Islands exempted company. All of the shares in the Sponsor are owned by Cazador Holdings Ltd., a Cayman Islands exempted company, whose ultimate parent company is a Puerto Rico limited liability company, Arco Group LLC.

The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies.

At October 14, 2010, the Company had not commenced any operations. All activity from April 20, 2010 (inception) through October 14, 2010 relates to the Company’s formation and the public offering (“Offering”) described below.

The registration statement for the Offering was declared effective October 7, 2010. The Company consummated the Offering on October 14, 2010 and received net proceeds of $40.0 million, before deducting underwriting compensation of $900,000 and $100 for the purchase of 200,000 warrants by the underwriter.

On the same date, the Company consummated the closing of an additional 600,000 units pursuant to the exercise of the underwriters' over-allotment option as part of the Offering and received net proceeds of $6.0 million before deducting underwriting compensation of $135,000.

Total gross proceeds to the Company from the 4,600,000 units sold in the offering (including the 600,000 Units sold pursuant to the over-allotment option) were $46.0 million and approximately $2.2 million from the private placement sale of sponsor warrants described below.

The Sponsor purchased 4,340,000 warrants at a price of $0.50 per warrant (approximately $2.2 million in the aggregate) (the “Sponsor Warrants”) immediately prior to the consummation of the Offering. The Sponsor’s Warrants were purchased separately and not in combination with ordinary shares or in the form of units.

The Sponsor’s Warrants are identical to the warrants included in the units sold in the Offering, except that the Sponsor’s Warrants (i) are non-redeemable, so long as they are held by any of the Sponsor or its permitted transferees, (ii) are exercisable on a cashless basis at the election of the holder, so long as they are held by the Sponsor or its permitted transferees, and (iii) are not transferable or saleable by the Sponsor or any of the Sponsor’s beneficial owners, (except to permitted transferees) until 6 months after the consummation of a Business Combination. In addition, each of the shareholders of the Sponsor will agree not to transfer their respective ownership interests or take any steps to cause the Sponsor to issue new ownership interests in such entities to anyone other than a permitted transferee. The Sponsor’s Warrants are not exercisable and will be held in the escrow account while they are subject to such transfer restrictions.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Notes to Financial Statements
(In United States Dollars)

1.	Organization and plan of business operations (continued)

In addition, commencing after the consummation of the Company’s Business Combination, the holders of the Sponsor’s Warrants and the underlying ordinary shares and their permitted transferees are entitled to registration rights under an agreement signed on the date of the prospectus.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating the Business Combination. Furthermore, there is no assurance that the Company will be able to successfully affect a Business Combination. The Company’s management has complete discretion in identifying and electing the target business. The Company anticipates that the initial business combination must occur with one or more target businesses that collectively have a fair market value of at least 80% of the initial amount held in the trust account plus any amounts previously distributed to shareholders who have exercised their shareholder redemption rights. If the Company acquires less than 100% of one or more target businesses, the aggregate fair market value of the portion or portions the Company acquires must equal at least 80% of the amount held in the trust account. In no event, however, will the Company acquire less than a controlling interest of a target business (that is, more than 50% of the voting equity interests of the target business), although after the consummation of the Business Combination public shareholders may own less than a majority of the voting securities of the combined businesses.

The Company’s efforts in identifying prospective target businesses will not be limited to a particular industry. Instead, the Company intends to focus on various industries and target businesses in emerging markets in Central and Eastern Europe, Latin America and Asia that may provide numerous opportunities for growth. However, the Company may pursue opportunities in other geographical areas. There is no assurance that the Company will be able to successfully effect a Business Combination.

The purchase price of the Sponsor’s Warrants was added to the proceeds from the Offering to be held in a trust account (“Trust Account”) pending the completion of the Business Combination. If the Company does not complete a Business Combination that meets the criteria described before and is forced to liquidate, then the approximately $2.2 million purchase price of the Sponsor’s Warrants will become part of the distribution to the public shareholders and the Sponsor’s Warrants will expire worthless. Management agreed that at least $10.00 per unit sold in the Offering (or $46.0 million) would be held in the Trust Account and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in a money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Notes to Financial Statements
(In United States Dollars)

1.	Organization and plan of business operations (continued)

The Company will seek to have all third parties (other than the Company’s independent accountants, but including vendors, which means entities that provide goods and services to the Company) or other entities the Company engages after the Offering, prospective target businesses and providers of financing, if any, enter into agreements with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account. There is no guarantee that vendors, prospective target businesses or other entities will execute such waivers or, even if they execute such waivers, that they would be prevented from bringing claims against the Trust Account, including but not limited to fraudulent inducement, breach of fiduciary responsibility and other similar claims, as well as claims challenging the enforceability of the waiver. Further, the Company could be subject to claims from parties not in contract with it who have not executed a waiver, such as a third party claiming tortuous interference as a result of the Company’s efforts to consummate the Business Combination.

The Sponsor and Arco Capital Management LLC (“ACM”), an affiliated company, have agreed that they will be liable jointly and severally, by means of direct payment to the Trust Account, to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company whom have not executed the waiver. However, the agreement entered into by the Sponsor specifically provides for two exceptions to this indemnity: there will be no liability (1) as to any claimed amounts owed to a third party who executed a legally enforceable waiver or (2) as to any claims under our indemnity of the underwriters of the Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Based upon representations from the Company’s Sponsor that it has sufficient funds available to satisfy this indemnification obligation to the Company, management believes that the Sponsor will be able to satisfy any indemnifications obligations that may arise given the limited nature of the obligations. However, in the event that the Sponsor has liability to the Company under these indemnifications arrangements, the Company cannot assure that it will have the assets necessary to satisfy those obligations.

The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, any interest earned on the Trust Account may be released to the Company to fund working capital and to pay the Company’s tax obligations.

The Company, after signing a definite agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval, even if the business combination would not ordinarily require shareholder approval under applicable law. In connection with the shareholder vote required to approve any Business Combination, the Sponsor has agreed to vote the Sponsor’s ordinary shares (as defined in Note 4) in accordance with the majority of the ordinary shares voted by the public shareholders. “Public Shareholders” are defined as the holders of ordinary shares sold as part of the units, as defined, in the proposed offering or in the aftermarket. The Company will proceed with a Business Combination only if (i) the Business Combination is approved by a majority of votes cast by the Company’s Public Shareholders present in person or by proxy at a duly held shareholders meeting, and (ii) Public Shareholders owning less than 49.9% of the Company’s ordinary shares sold in the Offering both vote against the Business Combination and exercise their shareholder redemption rights.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Notes to Financial Statements
(In United States Dollars)

1.	Organization and plan of business operations (continued)

In the event that shareholders owning 49.9% or more of the ordinary shares sold in the Offering both vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

If the Business Combination is approved and completed, each Public Shareholder voting against such Business Combination that has duly exercised the shareholder redemption rights will be entitled to redeem its ordinary shares for a pro rata share of the aggregate amount then on deposit in the Trust Account subject to the restriction on a Public Shareholder together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding, or disposing of our securities, seeking to exercise shareholder redemption rights with respect to more than 10% of the ordinary shares sold in the Offering on a cumulative basis. Public Shareholders who redeem their ordinary shares into their pro rata share of the Trust Account will continue to have the right to exercise any warrants they may hold.

If the Company does not consummate a Business Combination within 18 months of the closing date of the Offering, but has entered into a definitive agreement with respect to a Business Combination, the Company may seek shareholder approval to extend the period of time to consummate the Business Combination by an additional 6 months. In order to extend the period of time to 24 months (i) a majority of the ordinary shares voted by the Company’s Public Shareholders present in person or by proxy must have approved the extension and (ii) Public Shareholders owning less than 49.9% of the ordinary shares sold in the Offering shall have voted against such extension and exercised their shareholder redemption rights, each as described in the prospectus.

If the Company fails to consummate a business combination within 18 months of the date of the prospectus (or 24 months if the Public Shareholders approve an extension), the Company will compulsorily repurchase within 5 business days all of the shares held by the Public Shareholders pursuant to the procedures in the Company’s amended and restated memorandum and articles of association.

Following completion of the repurchase of the public shares, the Company will continue in existence. In the event of liquidation, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the warrants contained in the units offered).

2.	Summary of significant accounting policies

Basis of presentation

The financial statements are presented in United States (“U.S.”) dollars, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company selected December 31 as its fiscal year end.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Notes to Financial Statements
(In United States Dollars)

2.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Development stage company

At October 14, 2010, the Company had not commenced any operations nor generated revenue to date. All activity through October 14, 2010 relates to the Company’s formation and the Offering.

Deferred offering costs

Deferred offering costs consist principally of legal and registration fees incurred through the balance sheet date that are directly related to the Offering and were charged to shareholders’ equity upon the receipt of the capital raised. The total amount included as a reduction to additional paid in capital as of October 14, 2010 totaled approximately $1.6 million.

Income taxes

There is, at present, no direct taxation in the Cayman Islands and interest, dividends, and gains payable to the Company are received free of all Cayman Islands taxes. The Company is registered as an “exempted company” pursuant to the Cayman Islands Companies Law (as amended). The Company has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from such date, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property composed in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income. As the Company proceeds with making investments in various jurisdictions, tax considerations outside the Cayman Islands may arise. Although the Company intends to pursue tax-efficient investments, it may be subject to income tax, withholding tax, capital gains tax, and other taxes imposed by tax authorities in other jurisdictions. For U.S. tax purposes, the Company expects to be treated as a passive foreign investment company by its U.S. shareholders. The Company does not expect to be subject to direct taxation based on net income in the U.S. as long as it maintains its non-U.S. trade or business status. The Company does not expect to invest in any U.S. obligation that will be subject to U.S. withholding taxes.

As of October 14, 2010, the Company has not commenced operations and thus has no uncertain tax positions.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments, approximates the carrying amounts represented in the balance sheet.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Notes to Financial Statements
(In United States Dollars)

2.	Summary of significant accounting policies (continued)

Loss per share

Basic loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted-average number of ordinary shares and dilutive ordinary share equivalents then outstanding.

The 1,437,500 ordinary shares issued to the Sponsor were issued at a purchase price of $0.01739 per share, which is considerably less than the Offering per share price. Such shares have been assumed to be retroactively outstanding for the period since inception. On October 5, 2010, the Company repurchased 287,500 shares from the Sponsor at an aggregate purchase price of $1.00. For the periods ended October 14, 2010 and for the period from April 20, 1020 (inception) to June 22, 2010, potentially dilutive securities are excluded from the computation of fully diluted loss per share as their effects are anti-dilutive.

Potentially dilutive securities include:

	For the period	For the period
	from	from April 20, 2010
	June 23, 2010	(inception)
	to	to
	October 14, 2010	October 14, 2010
Warrants	8,940,000	-
Underwriter's option	400,000	-
Total potentially dilutive securities	9,340,000	-

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Geographical risk

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Ordinary shares subject to possible repurchase

Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Notes to Financial Statements
(In United States Dollars)

2.	Summary of significant accounting policies (continued)

As discussed in Note 1, the Company will proceed with a Business Combination only if (i) the Business Combination is approved by a majority of votes cast by the Company’s Public Shareholders present in person or by proxy at a duly held shareholders meeting, and (ii) Public Shareholders owning less than 49.9% of the Company’s ordinary shares sold in the Offering (2,295,400 ordinary shares) both vote against the Business Combination and exercise their shareholder redemption rights. As further described in Note 1, if the Company fails to consummate a Business Combination within 18 months of the date of the prospectus (or 24 months if the Public Shareholders approve an extension), the Company will compulsorily repurchase within 5 business days all of the shares held by the Public Shareholders pursuant to the procedures in the Company’s amended and restated memorandum and articles of association. Accordingly, 2,295,400 ordinary shares have been classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable ordinary shares to equal its redemption value at the end of each reporting period.

Recently issued accounting pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting pronouncements if currently adopted would have a material effect on the accompanying financial statements.

3.	Initial public offering

On October 14, 2010, the Company sold 4,600,000 units (including the 600,000 units sold pursuant to the over-allotment option) at a price of $10.00 per unit (“Unit”). Each Unit consists of one ordinary share, $0.0001 par value, and one warrant (“Warrant”). Each warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $7.50 per share commencing on the later of: (i) the completion of the Business Combination, or (ii) 12 months from the effective date of the Offering, provided that at that time the Company has an effective registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to the offer and sale of those ordinary shares is available. The warrants will expire five years from the date of the Business Combination, or earlier upon redemption.

The warrants included in the units sold in the Offering will be redeemable in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days notice after the warrants become exercisable, only in the event that the last sale price of the ordinary shares on the Nasdaq Stock Market, or other national securities exchange on which the Company’s ordinary shares may be traded, equals or exceeds $15.00 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption.

The Company will not redeem the warrants held by Public Shareholders unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to the ordinary shares issuable upon exercise of the warrants included in the units offered is effective and expected to remain effective to and including the redemption date, and a prospectus relating to the ordinary shares issuable upon exercise of the warrants is available throughout the 30-day redemption period. The Company does not need the consent of the underwriters or the shareholders to redeem the outstanding public warrants.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Notes to Financial Statements
(In United States Dollars)

3.	Initial public offering (continued)

If the Company calls the warrants held by Public Shareholders for redemption, it will have the option to require all holders that wish to exercise public warrants to do so on a “cashless basis,” although the public warrantholders are not eligible to do so at their own option. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the “fair market value” and the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. This would have the effect of reducing the number of shares received by holders of the warrants.

The Company paid the underwriters in the Offering an underwriting discount of 2.25% of the gross proceeds of the Offering (after exercising the over-allotment option), which totaled approximately $1.1 million and is included as a reduction in additional paid in capital.

4.	Sponsor’s ordinary shares

The Sponsor purchased 1,437,500 ordinary shares for an aggregate amount of $25,000 or $0.01739 per unit. On October 5, 2010, the Company repurchased 287,500 of the Sponsor’s ordinary shares for an aggregate purchase price of $1.00. None of the ordinary shares purchased by the Sponsor are subject to compulsory repurchase by the Company at October 14, 2010.

The Sponsor’s ordinary shares are identical to those shares sold in the Offering, except that: (i) the Sponsor’s ordinary shares will be placed in an escrow account and are subject to certain restrictions; (ii) subject to certain limited exceptions, the shares will not be transferable during the first 12 months following the consummation of the Business Combination; (iii) the Sponsor will not be able to exercise shareholder redemption rights with respect to the Sponsor’s ordinary shares; and (iv) the Sponsor has agreed to waive their rights to participate in any liquidation distribution with respect to the Sponsor’s ordinary shares if the Company fails to consummate the Business Combination.

The Sponsor will agree, and all of their permitted transferees will agree that all of the Sponsor’s ordinary shares will be placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, other than with respect to transfer to permitted transferees until (i) with respect to 50% of such shares, when the closing price of the ordinary shares exceeds $11.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, and (ii) with respect to 50% of such shares, when the closing price of the ordinary shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, provided, however, that in any event all of the foregoing shares shall be released from escrow upon the first anniversary of the effective date of the Offering, and in any case, if, following a Business Combination, the Company engages in a subsequent transaction resulting in its shareholders having the right to exchange their shares for cash or other securities. The Sponsor’s warrants will be transferable 6 months after the consummation of the Business Combination.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Notes to Financial Statements
(In United States Dollars)

4.	Sponsor’s ordinary shares (continued)

During the escrow period, the Sponsor will not be able to sell or transfer the Sponsor’s ordinary shares except to a permitted transferee. In addition, the interest holders in the entities that hold Sponsor’s ordinary shares as Sponsor will agree not to transfer their ownership interests in such entities to anyone other than a permitted transferee. A “permitted transferee” is a person or entity who receives such securities pursuant to a transfer (i) to one or more of the Company’s officers, directors or Sponsor and directors and officers of the Sponsor, (ii) to an affiliate, or to an affiliate under common control with the transferor, (iii) to an entity’s beneficiaries upon its liquidation or distribution, (iv) to relatives and trusts for estate planning purposes, (v) by virtue of the laws of descent and distribution upon death, (vi) by private sales with respect to up to 33% of the Sponsor’s ordinary shares made at or prior to the consummation of a Business Combination at prices no greater than the recalculated price at which the units were purchased ($0.01739 per unit), or (vii) pursuant to a qualified domestic relations order, and in each case enters into a written agreement agreeing (i) to be bound by the transfer restrictions described above, (ii) to vote in accordance with the majority of the ordinary shares voted by the Public Shareholders to the extent described below, and (iii) to waive any rights to participate in any liquidation distribution if the Company fails to consummate a Business Combination and, in the case of the Sponsor’s ordinary shares subject to forfeiture, agreeing to forfeit such Sponsor’s ordinary shares to the extent that the underwriters’ overallotment option is not exercised. The underwriters’ overallotment option was exercised.

The Sponsor will retain all other rights as a shareholder with respect to the Sponsor’s ordinary shares, including, without limitation, the right to vote their ordinary shares and the right to receive dividends, if declared (including any transferees). If dividends are declared and payable in units or to extend the period of their underlying securities, such dividends will also be placed in escrow. If the Company is unable to effect a Business Combination and liquidate, the Sponsor (or any transferees) will not receive any portion of the liquidation proceeds with respect to the Sponsor’s ordinary shares.

The Sponsor has agreed to vote their Sponsor’s ordinary shares in the same manner as the majority of the ordinary shares voted by the Public Shareholders in connection with any vote required to approve the Business Combination. As a result, the Sponsor has waived the right to exercise shareholder redemption rights for those shares in the event that the Business Combination is approved by a majority of the Public Shareholders.

In addition, the Sponsor or its permitted transferees are entitled to registration rights with respect to the Sponsor’s ordinary shares and underlying securities under an agreement to be signed on or before the date of the prospectus.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Notes to Financial Statements
(In United States Dollars)

5.	Purchase option

The Company issued to the underwriter, for $100, an option to purchase up to a total of 200,000 units (the “Purchase Option”). The units issuable upon exercise of this Purchase Option are identical to those offered in the Offering. This Purchase Option is exercisable at $12.50 per unit, and may be exercised on a cashless basis, in whole or in part, during the four-year period from the date of the Offering commencing on the later of the commencement of a Business Combination or the one year anniversary of the date of the Offering. The Purchase Option and the 200,000 units, the 200,000 ordinary shares and the 200,000 warrants underlying such units, and the 200,000 ordinary shares underlying such warrants, have been deemed compensation by the Financial Industry Regulatory Authority (“FINRA”) and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of the FINRA Conduct Rules. Additionally, the Purchase Option may not be sold, transferred, assigned, pledged or hypothecated for 180 days following the date of the Offering except to any underwriter and selected dealer participating in the Offering and their bona fide officers or partners. Although the Purchase Option and its underlying securities would be registered under the Offering, the Purchase Option grants to holders demand and “piggy back” rights for a period of five and seven years, respectively, from the date of the Offering with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Purchase Option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The Company will have no obligation to net cash settle the exercise of the Purchase Option or the warrants underlying the Purchase Option. The holder of the Purchase Option will not be entitled to exercise the Purchase Option or the warrants underlying the Purchase Option unless a registration statement covering the securities underlying the Purchase Option is effective or an exemption from registration is available. If the holder is unable to exercise the Purchase Option or underlying warrants, the Purchase Option or warrants, as applicable, will expire worthless.

The Company accounted for the fair value of the unit Purchase Option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a direct charge to additional paid in capital. The Company estimates the fair value of this unit Purchase Option using a Black-Scholes option pricing model. At October 14, 2010, the Company estimated that the Purchase Option had no value.

The fair value of the unit Purchase Option granted to the underwriter was estimated as of the date of the grant using the following assumptions: (1) expected volatility of 4.28%, (2) risk-free interest rate of 1.11%, and (3) expected life of 5 years. The unit Purchase Option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the warrants, as described above), such that the holder may use the appreciated value of the unit Purchase Option (the difference between the exercise prices of the unit Purchase Option and the underlying warrants and the market price of the units and the underlying ordinary shares) to exercise the unit Purchase Option without the payment of cash.

6.	Commitments

Commencing on the closing date of the Offering through the earlier of consummation of the Business Combination or the Company’s voluntary liquidation, the Company will pay ACM a total of $7,500 per month for office space, accounting, legal and operational support, access to support staff, and information technology infrastructure. In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)
Notes to Financial Statements
(In United States Dollars)

7.	Related-party transactions

As of October 14, 2010, due to related party amounted to $146,599 representing advances made of certain offering, formation and operating costs.

The Sponsor has agreed to lend the Company an aggregate amount of up to $200,000 for payment of offering expenses. The loan is non-interest bearing, unsecured and is due at the earlier of December 31, 2011 or six months following the consummation of the Offering. The loan will be repaid out of the proceeds of the Offering not placed in trust. The loan has not been repaid yet.

See Note 1 for the Sponsor’s purchase of 4,340,000 Sponsor’s Warrants.

See Notes 4 and 1 for the Sponsor’s registration rights with respect to the Sponsor’s ordinary shares and the Sponsor’s Warrants, respectively.

The Sponsor, officers and directors, will participate in any liquidation distributions with respect to any ordinary shares purchased by them in the Offering or in the market following consummation of the Offering.

See Note 6 for agreement with ACM for office space, and other professional services.